Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

04036004

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
July 27th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press information :

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

- July 22nd 2004

Sincerely yours.

Finance Department Manager

F. MOREAU

SEC MAIL RECEIVED PROCESSING
AUG 03 2004
WASH, D.C. 155 SECTION

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, 22 July 2004

CONSOLIDATED SALES ON 30 JUNE 2004

Consolidated sales for the 1st half of 2004 amounted to **1,524 million euros,** up 7.1% compared with the 1st half of 2003. The unfavourable exchange effect is equivalent to -2.5 % (35.9 million euros) and the perimeter effect amounts to +0.1 %.

BREAKDOWN BY GEOGRAPHICAL AREA

	June 30th			
in M€	**2004**	**2003**	%	% (1)
European Union	912	860	*6.1*	*6.4*
including France	*659*	*595*	*10.7*	*9.6*
North America	245	238	*2.8*	*14.2*
Asia (2)	111	94	*18.1*	*14.4*
Other countries	256	231	*10.9*	*14.3*
TOTAL	**1,524**	**1,423**	*7.1*	***9.5***

(1) On a like for like basis
(2) Thailand, India and Kazakhstan. Kazakhstan consolidated since 01/01/2004.

BREAKDOWN BY ACTIVITY

	June 30th			
In M€	**2004**	**2003**	%	% (1)
Cement and Clinker	981	908	*8.0*	*10.8*
Aggregates / Ready-Mixed	504	472	*6.8*	*7.7*
Others	39	43	*(7.6)*	*0.9*
TOTAL	**1,524**	**1,423**	*7.1*	***9.5***

(1) On a like for like basis

Consolidated sales for the 1st half of 2004 are confirming the favourable trend which was already noted during the 1st quarter. Compared with the 1st half of 2003, they nevertheless benefited from better weather conditions and a higher number of working days in certain countries.

All areas have progressed in terms of sales volumes at a rate slightly lower than that recorded in the 1st quarter but with generally favourable price developments.

Activities were particularly healthy in France and the United States as well as in Thailand and Bulgaria.

Trend:

The development of sales over the period was more favourable than anticipated, which could lead to better results (excluding extraordinary items) in the 2004 financial year compared with 2003.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi* : *http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20